MAIA Biotechnology, Inc.

4444 West Lake Street, Suite 1700

Chicago, IL 60606

July 25, 2022

VIA EDGAR & TELECOPY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention: Jordan Nimitz

RE:	MAIA Biotechnology, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-264225) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement become effective on July 27, 2022 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours, MAIA Biotechnology, Inc.

By:	/s/ Vlad Vitoc
	Name:	Vlad Vitoc
	Title:	Chief Executive Officer

cc:	Janeane Ferrari, Esq., Loeb & Loeb LLP